Exhibit 2

Second Quarter Results 2020 Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1 Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January – June				Second Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Consolidated cement volume	29,188	30,682	(5%)		14,360	15,970	(10%)
Consolidated ready-mix volume	22,194	24,622	(10%)		10,519	12,856	(18%)
Consolidated aggregates volume	62,263	68,272	(9%)		30,432	35,996	(15%)
Net sales	5,997	6,495	(8%)	(4%)	2,912	3,400	(14%)	(10%)
Gross profit	1,898	2,113	(10%)	(5%)	932	1,141	(18%)	(12%)
as % of net sales	31.6%	32.5%	(0.9pp )		32.0%	33.6%	(1.6pp )
Operating earnings before other expenses, net	539	657	(18%)	(13%)	279	366	(24%)	(17%)
as % of net sales	9.0%	10.1%	(1.1pp )		9.6%	10.8%	(1.2pp )
Controlling interest net income (loss)	(2)	193	N/A		(44)	155	N/A
Operating EBITDA	1,088	1,169	(7%)	(3%)	554	623	(11%)	(6%)
as % of net sales	18.1%	18.0%	0.1pp		19.0%	18.3%	0.7pp
Free cash flow after maintenance capital expenditures	(75)	(121)	38%		140	217	(35%)
Free cash flow	(190)	(205)	7%		86	168	(49%)
Total debt plus perpetual notes	13,638	11,492	19%		13,638	11,492	19%
Earnings (loss) of continuing operations per ADS	0.01	(0.02)	N/A		0.01	(0.02)	N/A
Fully diluted earnings (loss) of continuing operations per ADS (1)	0.02	0.05	(67%)		0.01	0.06	(87%)
Average ADSs outstanding	1,502	1,533	(2%)		1,487	1,534	(3%)
Employees	40,150	40,759	(1%)		40,150	40,759	(1%)

This information does not include discontinued operations. Please see page 13 on this report for additional information.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.

(1)	For the period of January-June 2020, the effect of the potential dilutive shares generates anti-dilution; therefore, there is no change between the reported basic and diluted gain per share.

Consolidated net sales in the second quarter of 2020 reached US$2.9 billion, representing a decrease of 14%, or 10% on a like-to-like basis for ongoing operations and adjusting for foreign exchange fluctuations, compared with the second quarter of 2019. Lower volumes in all our regions except U.S. were partially offset by higher consolidated prices of our products.

Cost of sales, as a percentage of net sales, increased by 1.6pp during the second quarter of 2020 compared with the same period last year, from 66.4% to 68.0%. The increase was mainly driven by higher cost of purchased cement as well as higher transportation costs in ready-mix, partially offset by lower fuel costs.

Operating expenses, as a percentage of net sales, decreased by 0.4pp during the second quarter of 2020 compared with the same period in 2019, from 22.8% to 22.4%, mainly in distribution and corporate expenses.

Operating EBITDA decreased 11% to US$554 million during the second quarter of 2020 compared with the same period last year, a decrease of 6% on a like-to-like basis for ongoing operations and adjusting for foreign-exchange fluctuations. Lower contributions from Mexico, our South, Central America and the Caribbean region and our Europe, Middle East, Africa and Asia regions, were partially offset by higher contributions in the U.S.

Operating EBITDA margin increased by 0.7pp, from 18.3% in the second quarter of 2019 to 19.0% this quarter.

Other expenses, net, for the quarter were US$70 million, which includes severance payments, COVID-19 related expenses and impairment of assets.

Foreign exchange results for the quarter was a gain of US$6 million, mainly due to the fluctuation of the Colombian peso and the Euro versus the U.S. dollar, partially offset by the fluctuation of the Mexican peso versus the U.S. dollar.

Controlling interest net income (loss) was a loss of US$44 million in the second quarter of 2020, compared with an income of US$155 million in the same quarter of 2019. The loss primarily reflects lower operating earnings, higher financial expenses, and a negative variation in discontinued operations, partially offset by positive variations in results from financial instruments and in foreign exchange fluctuations as well as lower income tax.

Net debt plus perpetual notes increased by US$51 million during the quarter mainly due to an unfavorable foreign-exchange effect.

2020 Second Quarter Results	Page 2

Operating results

Mexico

	January – June				Second Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	1,253	1,459	(14%)	(3%)	568	752	(25%)	(10%)
Operating EBITDA	416	500	(17%)	(6%)	183	245	(25%)	(10%)
Operating EBITDA margin	33.2%	34.3%	(1.1pp )		32.3%	32.5%	(0.2pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January –June	Second Quarter	January –June	Second Quarter	January –June	Second Quarter
Volume	(3%)	(7%)	(23%)	(44%)	(19%)	(35%)
Price (USD)	(11%)	(16%)	(10%)	(17%)	(7%)	(14%)
Price (local currency)	0%	1%	1%	(0%)	4%	2%

In Mexico, our cement volumes declined by 7%, while ready mix and aggregates dropped by 44% and 35%, respectively, during the quarter. Bagged cement was highly resilient during the quarter, growing by 10% on a year-over-year basis. Private sector construction was the most impacted by COVID-19 lockdown measures. Formal construction activity should gradually improve, albeit at a slow pace, as the economy reopens.

Sequential prices were stable in our three core products, despite declining volumes.

United States

	January – June				Second Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	1,971	1,848	7%	7%	1,006	993	1%	1%
Operating EBITDA	361	294	23%	23%	198	171	16%	16%
Operating EBITDA margin	18.3%	15.9%	2.4pp		19.7%	17.3%	2.4pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January –June	Second Quarter	January –June	Second Quarter	January –June	Second Quarter
Volume	8%	6%	2%	(5%)	3%	(3%)
Price (USD)	1%	(0%)	3%	2%	1%	0%
Price (local currency)	1%	(0%)	3%	2%	1%	0%

The United States continued to enjoy strong demand momentum in the second quarter driven by the infrastructure and residential sectors. Cement volumes increased 6% while ready-mix and aggregates decreased by 5% and 3%, respectively, due to geographic mix and bad weather in our US ready-mix footprint.

Pricing for cement, ready-mix and aggregates in the quarter was stable sequentially.

EBITDA margin expanded by 2.4 percentage points during the quarter due to higher ready-mix prices, cost reduction efforts and lower fuel costs.

2020 Second Quarter Results	Page 3

Operating results

Europe, Middle East, Africa and Asia

	January – June				Second Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	1,989	2,172	(8%)	(8%)	987	1,140	(13%)	(13%)
Operating EBITDA	251	290	(13%)	(13%)	147	187	(21%)	(20%)
Operating EBITDA margin	12.6%	13.3%	(0.7pp )		14.9%	16.4%	(1.5pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January – June	Second Quarter	January – June	Second Quarter	January – June	Second Quarter
Volume	(5%)	(12%)	(8%)	(12%)	(10%)	(13%)
Price (USD)	(3%)	(2%)	(1%)	(2%)	(1%)	(2%)
Price (local currency) (*)	(2%)	(1%)	(1%)	(1%)	1%	(0%)

In the Europe region, our domestic gray cement volumes decreased 2% while both ready-mix and aggregates volumes decreased by 18% during the second quarter. Solid growth in our Central European markets driven primarily by the infrastructure sector, partially offset declines in the UK, Spain and France due to much stricter lockdown measures.

Cement and aggregates prices in local currency terms were up sequentially in almost all countries in the Europe region.

In the Philippines, domestic gray cement volumes declined 31% during the quarter due to the stringent lockdown measures implemented by the government and by the closure of Solid plant in Luzon for two months. In June, as our Solid Cement Plant reopened, we saw a marked recovery in volumes.

Our ready-mix and aggregates volumes in Israel increased by 10% and by 8%, respectively, during the second quarter of 2020. Volume growth was driven by continued construction activity in all sectors.

In Egypt, cement volumes decreased by 13% during the second quarter. Construction activity in Egypt slowed due to suspension of private residential construction permits and fewer working days.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2020 Second Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January – June				Second Quarter
	2020	2019	% var	l-t-l % var	2020	2019	% var	l-t-l % var
Net sales	651	850	(23%)	(19%)	279	424	(34%)	(30%)
Operating EBITDA	156	195	(20%)	(16%)	66	93	(29%)	(25%)
Operating EBITDA margin	24.0%	23.0%	1.0pp		23.6%	21.9%	1.7pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January –June	Second Quarter	January –June	Second Quarter	January –June	Second Quarter
Volume	(19%)	(29%)	(42%)	(60%)	(44%)	(61%)
Price (USD)	(1%)	(1%)	(10%)	(12%)	(0%)	(4%)
Price (local currency) (*)	5%	6%	(1%)	(3%)	9%	5%

In our South, Central America and the Caribbean region, our domestic gray cement volumes declined 29% during the quarter impacted by the government measures taken to contain the spread of the virus, including industry shutdowns in Colombia, Panama and Trinidad for significant portions of the quarter. Quarterly cement prices on a sequential basis were higher in practically all markets, in local-currency terms.

In Colombia, our quarterly cement volumes declined by 40%, with a decrease of approximately 75% in April on a year-over year-basis; upon reopening of the industry, our volumes recovered significantly in June recording a decrease in the high single digits versus the same month of last year. During June, we observed increased activity particularly in 4G projects and in the self-construction sector. Our quarterly cement prices improved by 9% year-over-year and by 1% sequentially, in local-currency terms.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2020 Second Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - June			Second Quarter
	2020	2019	% var	2020	2019	% var
Operating earnings before other expenses, net	539	657	(18%)	279	366	(24%)
+ Depreciation and operating amortization	549	513		275	257

Operating EBITDA	1,088	1,169	(7%)	554	623	(11%)
- Net financial expense	355	353		182	174
- Maintenance capital expenditures	217	264		94	144
- Change in working capital	481	570		71	44
- Taxes paid	81	111		40	74
- Other cash items (net)	43	17		29	(5)
- Free cash flow discontinued operations	(13)	(26)		(1)	(25)

Free cash flow after maintenance capital expenditures	(75)	(121)	38%	140	217	(35%)
- Strategic capital expenditures	115	84		54	48

Free cash flow	(190)	(205)	7%	86	168	(49%)

In millions of U.S. dollars, except percentages.

Due to our proactive working capital management and lower maintenance capex, we generated US$140 million of free cash flow after maintenance capex and US$86 million of free cash flow during the second quarter.

To further strengthen our liquidity position, during the second quarter, we issued US$1.0 billion of 7.375% Senior Secured Notes due 2027 and drew down US$$446 million from our revolving credit facility, other credit lines and loans. Our cash and cash equivalents as of the end of the second quarter was $2.8 billion.

Net debt plus perpetual notes during the quarter, reflects an unfavorable foreign-exchange conversion effect of US$55 million.

Information on debt and perpetual notes

	Second Quarter			First Quarter
	2020	2019	% var	2020
Total debt (1)	13,196	11,048	19%	11,701
Short-term	6%	7%		4%
Long-term	94%	93%		96%
Perpetual notes	443	444	(0%)	441

Total debt plus perpetual notes	13,638	11,492	19%	12,143
Cash and cash equivalents	2,832	304	831%	1,387

Net debt plus perpetual notes	10,807	11,187	(3%)	10,756

Consolidated funded debt (2)	10,790	10,805		10,751
Consolidated leverage ratio (2)	4.57	4.00		4.40
Consolidated coverage ratio (2)	3.69	4.11		3.87

	Second Quarter
	2020	2019
Currency denomination
U.S. dollar	71%	66%
Euro	21%	24%
Mexican peso	1%	1%
Other	7%	9%

Interest rate(3)
Fixed	71%	65%
Variable	29%	35%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated.
(3)	Includes the effect of interest-rate swap instruments related to bank loans to fix floating rates with a nominal amount of US$1,000 million.

2020 Second Quarter Results	Page 6

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January – June				Second Quarter
INCOME STATEMENT	2020	2019	% var	like-to-like % var	2020	2019	% var	like-to-like % var
Net sales	5,996,816	6,494,525	(8%)	(4%)	2,911,549	3,400,377	(14%)	(10%)
Cost of sales	(4,099,169)	(4,381,773)	6%		(1,979,449)	(2,259,180)	12%

Gross profit	1,897,646	2,112,752	(10%)	(5%)	932,100	1,141,197	(18%)	(12%)
Operating expenses	(1,358,461)	(1,456,095)	7%		(653,347)	(775,224)	16%

Operating earnings before other expenses, net	539,185	656,657	(18%)	(13%)	278,753	365,973	(24%)	(17%)
Other expenses, net	(112,522)	(86,792)	(30%)		(69,776)	(34,283)	(104%)

Operating earnings	426,663	569,865	(25%)		208,977	331,690	(37%)
Financial expense	(350,905)	(358,748)	2%		(180,661)	(169,768)	(6%)
Other financial income (expense), net	31,330	(26,274)	N/A		16,617	(27,599)	N/A
Financial income	8,921	9,658	(8%)		3,995	5,409	(26%)
Results from financial instruments, net	(6,817)	5,943	N/A		20,583	(1,707)	N/A
Foreign exchange results	57,598	(12,239)	N/A		5,877	(16,500)	N/A
Effects of net present value on assets and liabilities and others, net	(28,372)	(29,636)	4%		(13,837)	(14,800)	7%
Equity in gain (loss) of associates	13,489	11,230	20%		8,574	10,020	(14%)

Income (loss) before income tax	120,577	196,072	(39%)		53,507	144,343	(63%)
Income tax	(89,844)	(115,174)	22%		(39,816)	(53,243)	25%

Profit (loss) of continuing operations	30,733	80,898	(62%)		13,690	91,100	(85%)
Discontinued operations	(25,125)	137,124	N/A		(55,313)	72,820	N/A

Consolidated net income (loss)	5,608	218,022	(97%)		(41,623)	163,920	N/A
Non-controlling interest net income (loss)	7,146	24,633	(71%)		2,082	9,366	(78%)

Controlling interest net income (loss)	(1,537)	193,389	N/A		(43,705)	154,554	N/A

Operating EBITDA	1,087,787	1,169,238	(7%)	(3%)	553,990	623,448	(11%)	(6%)
Earnings (loss) of continued operations per ADS	0.01	(0.02)	N/A		0.01	(0.02)	N/A
Earnings (loss) of discontinued operations per ADS	0.02	0.04	(53%)		0.02	0.04	(53%)

	As of June 30
BALANCE SHEET	2020	2019	% var
Total assets	29,959,821	28,970,211	3%
Cash and cash equivalents	2,831,766	304,222	831%
Trade receivables less allowance for doubtful accounts	1,550,826	1,718,444	(10%)
Other accounts receivable	313,995	330,797	(5%)
Inventories, net	929,020	1,089,136	(15%)
Assets held for sale	355,788	234,894	51%
Other current assets	143,058	157,124	(9%)
Current assets	6,124,452	3,834,617	60%
Property, machinery and equipment, net	11,105,890	11,958,102	(7%)
Other assets	12,729,479	13,177,492	(3%)

Total liabilities	19,742,516	17,916,592	10%
Current liabilities	4,662,555	5,201,207	(10%)
Long-term liabilities	11,412,602	9,159,619	25%
Other liabilities	3,667,359	3,555,767	3%

Total stockholder’s equity	10,217,305	11,053,619	(8%)
Non-controlling interest and perpetual instruments	1,425,281	1,542,739	(8%)
Total controlling interest	8,792,024	9,510,880	(8%)

2020 Second Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - June				Second Quarter
				like-to-like				like-to-like
NET SALES	2020	2019	% var	% var	2020	2019	% var	% var
Mexico	1,253,191	1,458,897	(14%)	(3%)	567,854	752,462	(25%)	(10%)
U.S.A.	1,970,635	1,847,895	7%	7%	1,005,641	993,314	1%	1%
Europe, Middle East, Asia and Africa	1,989,384	2,172,258	(8%)	(8%)	986,744	1,140,469	(13%)	(13%)
Europe	1,335,352	1,487,145	(10%)	(7%)	684,609	801,890	(15%)	(12%)
Philippines	190,487	238,080	(20%)	(22%)	79,691	118,033	(32%)	(34%)
Middle East and Africa	463,545	447,033	4%	(1%)	222,444	220,547	1%	(3%)
South, Central America and the Caribbean	651,448	850,299	(23%)	(19%)	278,875	423,660	(34%)	(30%)
Others and intercompany eliminations	132,158	165,176	(20%)	(17%)	72,434	90,471	(20%)	(20%)

TOTAL	5,996,816	6,494,525	(8%)	(4%)	2,911,549	3,400,377	(14%)	(10%)

GROSS PROFIT
Mexico	648,321	753,716	(14%)	(3%)	292,652	380,630	(23%)	(8%)
U.S.A.	498,647	464,718	7%	7%	267,217	271,266	(1%)	(1%)
Europe, Middle East, Asia and Africa	492,839	570,191	(14%)	(13%)	262,739	338,652	(22%)	(21%)
Europe	327,220	386,410	(15%)	(12%)	189,216	241,804	(22%)	(19%)
Philippines	76,191	98,257	(22%)	(24%)	29,291	54,184	(46%)	(47%)
Middle East and Africa	89,428	85,524	5%	0%	44,232	42,664	4%	0%
South, Central America and the Caribbean	238,627	308,428	(23%)	(18%)	98,175	149,915	(35%)	(30%)
Others and intercompany eliminations	19,212	15,699	22%	22%	11,317	734	1443%	1443%

TOTAL	1,897,646	2,112,752	(10%)	(5%)	932,100	1,141,197	(18%)	(12%)

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	345,127	422,555	(18%)	(8%)	149,499	205,726	(27%)	(12%)
U.S.A.	142,150	96,869	47%	47%	87,058	72,175	21%	21%
Europe, Middle East, Asia and Africa	91,968	139,279	(34%)	(34%)	67,045	110,890	(40%)	(39%)
Europe	35,914	71,635	(50%)	(47%)	45,609	77,384	(41%)	(39%)
Philippines	30,642	44,556	(31%)	(32%)	10,667	24,080	(56%)	(56%)
Middle East and Africa	25,413	23,088	10%	6%	10,769	9,427	14%	9%
South, Central America and the Caribbean	111,663	147,495	(24%)	(21%)	43,832	69,190	(37%)	(33%)
Others and intercompany eliminations	(151,723)	(149,541)	(1%)	(12%)	(68,680)	(92,009)	25%	13%

TOTAL	539,185	656,657	(18%)	(13%)	278,753	365,973	(24%)	(17%)

2020 Second Quarter Results	Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - June				Second Quarter
OPERATING EBITDA	2020	2019	% var	like-to-like % var	2020	2019	% var	like-to-like % var
Mexico	416,169	499,773	(17%)	(6%)	183,181	244,575	(25%)	(10%)
U.S.A.	361,351	294,105	23%	23%	198,433	171,494	16%	16%
Europe, Middle East, Asia and Africa	250,963	289,801	(13%)	(13%)	147,005	186,774	(21%)	(20%)
Europe	147,129	182,342	(19%)	(16%)	101,649	132,919	(24%)	(21%)
Philippines	53,503	62,547	(14%)	(16%)	22,539	33,121	(32%)	(33%)
Middle East and Africa	50,330	44,911	12%	7%	22,817	20,733	10%	5%
South, Central America and the Caribbean	156,265	195,242	(20%)	(16%)	65,715	92,576	(29%)	(25%)
Others and intercompany eliminations	(96,961)	(109,683)	12%	(2%)	(40,345)	(71,970)	44%	28%

TOTAL	1,087,787	1,169,238	(7%)	(3%)	553,990	623,448	(11%)	(6%)

OPERATING EBITDA MARGIN
Mexico	33.2%	34.3%			32.3%	32.5%
U.S.A.	18.3%	15.9%			19.7%	17.3%
Europe, Middle East, Asia and Africa	12.6%	13.3%			14.9%	16.4%
Europe	11.0%	12.3%			14.8%	16.6%
Philippines	28.1%	26.3%			28.3%	28.1%
Middle East and Africa	10.9%	10.0%			10.3%	9.4%
South, Central America and the Caribbean	24.0%	23.0%			23.6%	21.9%

TOTAL	18.1%	18.0%			19.0%	18.3%

2020 Second Quarter Results	Page 9

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - June			Second Quarter
	2020	2019	% var	2020	2019	% var
Consolidated cement volume (1)	29,188	30,682	(5%)	14,360	15,970	(10%)
Consolidated ready-mix volume	22,194	24,622	(10%)	10,519	12,856	(18%)
Consolidated aggregates volume (2)	62,263	68,272	(9%)	30,432	35,996	(15%)

Per-country volume summary

	January - June	Second Quarter	Second Quarter 2020 vs.
DOMESTIC GRAY CEMENT VOLUME	2020 vs. 2019	2020 vs. 2019	First Quarter 2020
Mexico	(3%)	(7%)	(2%)
U.S.A.	8%	6%	10%
Europe, Middle East, Asia and Africa	(5%)	(12%)	(5%)
Europe	(0%)	(2%)	17%
Philippines	(17%)	(31%)	(30%)
Middle East and Africa	(2%)	(14%)	(21%)
South, Central America and the Caribbean	(19%)	(29%)	(20%)

READY-MIX VOLUME
Mexico	(23%)	(44%)	(41%)
U.S.A.	2%	(5%)	(0%)
Europe, Middle East, Asia and Africa	(8%)	(12%)	1%
Europe	(13%)	(18%)	5%
Philippines	N/A	N/A	N/A
Middle East and Africa	2%	1%	(6%)
South, Central America and the Caribbean	(42%)	(60%)	(51%)

AGGREGATES VOLUME
Mexico	(19%)	(35%)	(35%)
U.S.A.	3%	(3%)	1%
Europe, Middle East, Asia and Africa	(10%)	(13%)	8%
Europe	(14%)	(18%)	8%
Philippines	N/A	N/A	N/A
Middle East and Africa	7%	7%	5%
South, Central America and the Caribbean	(44%)	(61%)	(48%)

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in UK.

2020 Second Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - June	Second Quarter	Second Quarter 2020 vs.
DOMESTIC GRAY CEMENT PRICE	2020 vs. 2019	2020 vs. 2019	First Quarter 2020
Mexico	(11%)	(16%)	(10%)
U.S.A.	1%	(0%)	(0%)
Europe, Middle East, Asia and Africa (*)	(3%)	(2%)	1%
Europe (*)	(2%)	(2%)	(2%)
Philippines	(4%)	(3%)	2%
Middle East and Africa (*)	(3%)	(5%)	(5%)
South, Central America and the Caribbean (*)	(1%)	(1%)	1%

READY-MIX PRICE
Mexico	(10%)	(17%)	(12%)
U.S.A.	3%	2%	0%
Europe, Middle East, Asia and Africa (*)	(1%)	(2%)	(2%)
Europe (*)	(3%)	(4%)	(4%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	5%	4%	1%
South, Central America and the Caribbean (*)	(10%)	(12%)	(6%)

AGGREGATES PRICE
Mexico	(7%)	(14%)	(10%)
U.S.A.	1%	0%	(0%)
Europe, Middle East, Asia and Africa (*)	(1%)	(2%)	(5%)
Europe (*)	(2%)	(4%)	(7%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	10%	9%	(0%)
South, Central America and the Caribbean (*)	(0%)	(4%)	(8%)

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2020 Second Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - June	Second Quarter	Second Quarter 2020 vs.
DOMESTIC GRAY CEMENT PRICE	2020 vs. 2019	2020 vs. 2019	First Quarter 2020
Mexico	0%	1%	0%
U.S.A.	1%	(0%)	(0%)
Europe, Middle East, Asia and Africa (*)	(2%)	(1%)	2%
Europe (*)	2%	1%	(1%)
Philippines	(6%)	(6%)	1%
Middle East and Africa (*)	(11%)	(11%)	(4%)
South, Central America and the Caribbean (*)	5%	6%	3%

READY-MIX PRICE
Mexico	1%	(0%)	(1%)
U.S.A.	3%	2%	0%
Europe, Middle East, Asia and Africa (*)	(1%)	(1%)	(2%)
Europe (*)	(0%)	(1%)	(3%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	1%	1%	0%
South, Central America and the Caribbean (*)	(1%)	(3%)	(6%)

AGGREGATES PRICE
Mexico	4%	2%	0%
U.S.A.	1%	0%	(0%)
Europe, Middle East, Asia and Africa (*)	1%	(0%)	(5%)
Europe (*)	0%	(1%)	(6%)
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	6%	6%	(1%)
South, Central America and the Caribbean (*)	9%	5%	(8%)

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2020 Second Quarter Results	Page 12

Operating results

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	Second Quarter				First Quarter
	2020		2019		2020
In millions of US dollars.	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	800	84	1,272	(34)	980	130
Equity related derivatives (2)	72	5	103	6	72	3
Interest rate swaps (3)	1,000	(59)	1,121	(32)	1,000	(64)
Fuel derivatives (4)	170	(14)	105	(2)	185	(27)

	2,042	16	2,601	(62)	2,237	42

(1)	Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.
(2)	Equity derivatives related with options on the Parent Company own shares and forwards, net of cash collateral, over the shares of Grupo Cementos Chihuahua, S.A.B. de C.V.
(3)	Interest-rate swap derivatives related to bank loans. As of June 30, 2019, included an interest-rate swap derivative related to long-term energy contracts.
(4)	Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of June 30, 2020, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net asset of US$16 million.

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	14,708,429,449

End-of-quarter outstanding CPO-equivalents	14,708,429,449

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of June 30, 2020 were 20,541,277.

Assets held for sale, discontinued operations and other disposal groups

Assets held for sale and discontinued operations

Through an affiliate in the United Kingdom, CEMEX maintains a firm commitment signed on January 8, 2020 with Breedon Group plc for the sale of certain assets for an amount of £155 million (US$192 million), including US$22 million of debt. The assets held for sale mainly consist of 49 ready-mix plants, 28 aggregate quarries, four depots, one cement terminal, 14 asphalt plants, four concrete products operations, as well as a portion of CEMEX’s paving solutions business in the United Kingdom. After completion of the potential divestiture, CEMEX will retain significant operations in the United Kingdom related with the production and sale of cement, ready-mix, aggregates, asphalt and paving solutions. As of June 30, 2020, the assets and liabilities associated with this segment in the United Kingdom are presented in the Statement of Financial Position within the line items of “assets held for sale,” including a proportional allocation of goodwill of US$47 million. Moreover, for purposes of the Income Statements for the six-month periods ended June 30, 2020 and 2019 the operations related to this segment are presented net of tax in the single line item “Discontinued operations.” CEMEX expects to finalize this divestment during the second half of 2020.

On March 6, 2020, CEMEX concluded the sale of its U.S. affiliate Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of Buzzi Unicem S.p.A. in which CEMEX held a 75% interest, to Eagle Materials Inc. for US$665 million. The share of proceeds to CEMEX from this transaction was US$499 million before transactional and other costs and expenses. The assets divested consist of Kosmos’ cement plant in Louisville, Kentucky, as well as related assets which include seven distribution terminals and raw material reserves. CEMEX’s Income Statements for the six-month periods ended June 30, 2020 and 2019 present the operations related to this segment from January 1 to March 6, 2020 and for the six-month period ended June 30, 2019, respectively, net of income tax in the single line item “Discontinued operations.”

On June 28, 2019, CEMEX concluded with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price of €31.8 million (US$36.2 million). CEMEX’s operations of these disposed assets in France for the period from January 1 to June 28, 2019 are reported in the Income Statement, net of income tax, in the single line item “Discontinued operations.”

2020 Second Quarter Results	Page 13

Other information

On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for €87 million (US$97 million). The assets divested in Germany consisted of four aggregates quarries and four ready-mix facilities in North Germany, and nine aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX’s operations of these disposed assets for the period from January 1 to May 31, 2019 are reported in the Income Statement, net of income tax, in the single line item “Discontinued operations.”

On March 29, 2019, CEMEX closed the sale of assets in the Baltics and Nordics to the German building materials group Schwenk, for a price in euro equivalent of US$387 million. The Baltic assets divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included CEMEX’s 37.8% interest in Akmenes Cementas AB, owner of a cement production plant in Akmene in Lithuania with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX’s Income Statement for the six-month period ended June 30, 2019, include the operations of these disposed assets for the period from January 1 to March 29, 2019 net of income tax in the single line item “Discontinued operations,” including a gain on sale of US$66 million.

On March 29, 2019, CEMEX signed a binding agreement with Çimsa Çimento Sanayi Ve Ticaret A.Ş. to divest CEMEX’s white cement business, except for Mexico and the U.S., for a price of US$180 million, including its Buñol cement plant in Spain and its white cement customers list. The transaction is pending for approval from the Spanish authorities. CEMEX currently expects to close this transaction during the second half of 2020. As of June 30, 2020, the assets and liabilities associated with the white cement business were presented in the Statement of Financial Position within the line items of “assets and liabilities held for sale”, as correspond. Moreover, CEMEX’s operations of these assets in Spain for the six-month periods ended June 30, 2020 and 2019 are reported in the Income Statements, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the Income Statements of CEMEX’s discontinued operations previously mentioned in: a) the United Kingdom for the six-month periods ended June 30, 2020 and 2019; b) the United States related to Kosmos for the period from January 1 to March 6, 2020 and the six-month period ended June 30, 2019; c) France for the period from January 1 to June 28, 2019; d) Germany for the period from January 1 to May 31, 2019; e) the Baltics and Nordics for the period from January 1 to March 29, 2019; and f) Spain for the six-month periods ended June 30, 2020 and 2019:

INCOME STATEMENT	Jan-Jun		Second Quarter
(Millions of U.S. dollars)	2020	2019	2020	2019
Sales	135	333	48	160
Cost of sales and operating expenses	(129)	(319)	(48)	(148)
Other income (expenses), net	0	1	0	0
Interest expense, net and others	6	(1)	0	0

Income before income tax	12	14	0	12

Income tax	(55)	(0)	(55)	0

Income from discontinued operations	(43)	14	(55)	12

Net gain on sale	18	123	0	61

Income from discontinued operations	(25)	137	(55)	73

Assets held for sale and related liabilities

As of June 30, 2020, CEMEX presents “Assets held for sale” and “Liabilities directly related to assets held for sale,” in connection with the following transactions: a) the sale of assets in the United Kingdom; and b) the sale of the white cement business in Spain, all described above.

As of June 30, 2020, the following table presents condensed combined information of the Statement of Financial Position for the assets held for sale in the United Kingdom and Spain, as mentioned above:

(Millions of U.S. dollars)	2Q20
Current assets	15
Non-current assets	289

Total assets of the disposal group	304
Current liabilities	4
Non-current liabilities	16

Total liabilities directly related to disposal group	20

Total net assets of disposal group	284

2020 Second Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019 and for each subsequent period CEMEX reports its consolidated results in U.S. dollars.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes CEMEX’s operations in Argentina, Bahamas, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEAA region includes Europe, Middle East, Asia and Africa.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East, Asia and Africa subregion include the United Arab Emirates, Egypt, Israel and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - June		Second Quarter		Second Quarter
	2020 Average	2019 Average	2020 Average	2019 Average	2020 End of period	2019 End of period
Mexican peso	21.90	19.26	23.08	19.25	22.99	19.21
Euro	0.9059	0.8857	0.9041	0.8907	0.8902	0.8797
British pound	0.7944	0.7726	0.8069	0.7846	0.8070	0.7877

Amounts provided in units of local currency per U.S. dollar.

2020 Second Quarter Results	Page 15

Disclaimer

This report contains, and the reports we will file in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend for these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements reflect, as of the date such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from our expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities, include, among other things: the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, tax, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding senior secured notes and our other debt instruments and financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our global pricing initiatives for our products and generally meet our “A Stronger CEMEX” plan and “Operation Resilience” plan’s initiatives; the increasing reliance on information technology infrastructure for our sales invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, including with respect to COVID-19, which have affected and may continue to adversely affect, among other matters, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as availability of, and demand for, our products and services; weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the USMCA, if it comes into effect, and NAFTA, while it is in effect, both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as COVID-19); and other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read this report and carefully consider the risks, uncertainties and other factors that affect our business. The information contained in this report is subject to change without notice, and we are not obligated to publicly update or revise forward-looking statements after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by CEMEX with the United States Securities and Exchange Commission. CEMEX’s “A Stronger CEMEX” plan and “Operation Resilience” plan is designed based on CEMEX’s current beliefs and expectations. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. This report also includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker and aggregates. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS,

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

2020 Second Quarter Results	Page 16